SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): February 22, 2016

Bank of the Ozarks, Inc.

(Exact Name of Registrant as Specified in Charter)

Arkansas	0-22759	71-0556208
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

17901 Chenal Parkway

Little Rock, Arkansas 72223

(Address of Principal Executive Offices)

(501) 978-2265

(Registrant’s telephone number, including area code)

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01	Other Events.

As previously disclosed in the proxy statement/prospectus dated February 1, 2016 (the “Merger Proxy”) relating to the proposed merger (the “Merger”) of C1 Financial, Inc. (“C1”) with and into Bank of the Ozarks, Inc. (“Ozarks” or the “Company”), pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of November 9, 2015, by and among Ozarks, Ozarks’ wholly owned subsidiary, Bank of the Ozarks, C1 and C1’s wholly owned subsidiary, C1 Bank, a purported shareholder class action complaint was filed in the Court of the Sixth Circuit in Pinellas County, Florida (the “Court”) against C1 and the individual members of C1’s board of directors, and Ozarks (the “Action”). The Action generally alleged claims for breach of fiduciary duty by the individual directors of C1 and also alleges that C1 and Ozarks have aided and abetted the C1 board members’ breaches of their fiduciary duties. On January 22, 2016, the plaintiff in the Action filed an amended complaint adding, among other things, allegations of material misstatements and omissions concerning the content of the preliminary Registration Statement on Form S-4 filed by Ozarks on January 5, 2016. The Action requests, among other things, that the Merger be enjoined.

On February 22, 2016, the parties to the Action entered into a memorandum of understanding (the “MOU”) reflecting the terms of an agreement, subject to final approval by the Court and certain other conditions, to settle the Action. Pursuant to the MOU, and without admitting any wrongdoing or that these supplemental disclosures are material or required to be made, defendants agreed to make certain supplemental disclosures requested by plaintiffs in the Action. The MOU further provides that, among other things, (a) after the completion of reasonable confirmatory discovery the parties will negotiate a definitive stipulation of settlement (the “Stipulation”) and will submit the Stipulation to the Court for review and approval; (b) the Stipulation will provide for dismissal of the Action with prejudice; (c) the Stipulation will include a general release of defendants of claims relating to, among other things, the Merger and the Merger Agreement; and (d) the settlement is conditioned on, among other things, consummation of the Merger, class certification and final approval by the Court after notice to C1’s shareholders. Defendants believe that the allegations and claims in the litigation are without merit and, if the settlement does not receive final approval, intend to defend them vigorously. Defendants are entering into the settlement solely to eliminate the burden and expense of further litigation and to put the claims that were or could have been asserted to rest. The settlement will not affect the timing of the Merger or the amount of consideration to be paid in the Merger.

The supplemental disclosures are contained below. This supplemental information should be read in conjunction with the Merger Proxy, which should be read in its entirety. To the extent that information herein differs from or updates information contained in the Merger Proxy, the information contained herein is more current. Defined terms used but not defined herein have the meanings set forth in the Merger Proxy. Paragraph references used herein refer to the Merger Proxy prior to any additions or deletions resulting from the supplemental disclosures.

Under the caption “Background of the Merger”, the following sentence is added at the end of the third full paragraph on page 42:

“The C1 board approved the engagement of Sandler O’Neill after members of C1 management had discussions with, and the Executive Committee of the C1 board considered the qualifications of, other potential financial advisors. The Executive Committee of the C1 board approved the engagement of Sandler O’Neill based on Sandler O’Neill’s reputation and experience with similar engagements and the commitment of a particular principal of Sandler O’Neill (known to be knowledgeable about C1 and the industry) that he would be personally involved in advising the C1 board with respect to considering potential strategic alternatives, including a potential business combination.”

Under the caption “Background of the Merger”, the second sentence of the sixth full paragraph on page 42 is deleted and replaced with the following:

“Prior to September 23, 2015, C1 or Sandler O’Neill had in-person meetings or conference calls with each of the nine companies, during which time C1 and Sandler O’Neill attempted to gauge each company’s interest in pursuing a potential transaction. On September 23, 2015, C1 received two written expressions of interest: one from Ozarks and one from a financial institution we refer to as Company A.”

Under the caption “Background of the Merger”, the following sentence is added at the end of the sixth full paragraph on page 42:

“Sandler O’Neill contacted each of the other seven companies, and each company either confirmed that it was not going to submit an indication of interest or did not respond to Sandler O’Neill’s inquiry.”

Under the caption “Background of the Merger”, the following sentence is added at the end of the second full paragraph on page 43:

“Sandler O’Neill contacted Company A shortly after Company A submitted its proposal to see whether it would be willing to improve its proposal. Company A did not indicate that it was willing to meaningfully improve its proposal.”

Under the caption “Background of the Merger”, the sixth sentence of the fourth paragraph on page 43 is deleted and replaced with the following:

“As part of this the C1 board also discussed certain management projections, which projections were previously approved by the C1 board and provided to Ozarks, Company A and other interested parties that had signed confidentiality agreements, and noted that, although there were certain theoretical upside scenarios, such upside scenarios were limited, and, on the other hand, there were meaningful potential downside scenarios, including with respect to certain Brazilian loans that had been made to unaffiliated parties by C1 Bank (and are referred to as the Brazilian loans) and the possible slowing of loan growth. Mr. Burgess also noted that at that time C1 was performing in-line with or below such management projections.”

Under the caption “Background of the Merger”, the following sentence is added at the end of the eighth sentence of the fourth paragraph on page 43 (running from page 43 to 44):

“The C1 board also discussed that the average daily trading volume of Ozarks common stock would allow C1’s shareholders the opportunity for liquidity.”

Under the caption “Background of the Merger”, the following sentence is added at the end of the first sentence of the first full paragraph on page 44:

“The board also considered the low likelihood of Company A materially improving its proposal such that it would be superior to Ozarks’ proposal and the risk that continued negotiations with Company A could disrupt or delay C1’s potential negotiations with Ozarks and decrease the likelihood of a transaction with Ozarks, particularly in light of Ozarks’ statement that its willingness to proceed with its proposal was subject to being granted a period of exclusivity.”

Under the caption “Background of the Merger”, the second sentence of the second full paragraph on page 44 is deleted and replaced with the following:

“During the discussions, Messrs. Burgess and Glaser pressed Mr. Dennis James, Executive Vice President and Director of Mergers and Acquisitions of Ozarks, for Ozarks to increase its proposed purchase price. Mr. James, however, advised Messrs. Burgess and Glaser that Ozarks’ best and final price was the $25.00 per share price, subject to the collar and net worth adjustment, as set forth in Ozarks’ September 23, 2015 expression of interest.”

Under the caption “Background of the Merger”, the following sentence is added at the end of the fourth sentence of the third full paragraph on page 44:

“In addition, the C1 board discussed the tax implications of the proposed transaction with Ozarks and C1’s shareholders’ ability to resell Ozarks common stock received in the proposed transaction following the closing of the proposed transaction.”

Under the caption “Background of the Merger”, the following sentence is added at the end of the sixth sentence of the third full paragraph on page 44:

“The board agreed to authorize C1 to agree to the 20 day exclusivity period after considering the transaction process generally and the proposals in particular. The board considered that over 35 financial institutions had been contacted and only Ozarks and Company A had made preliminary proposals. The C1 board also considered Ozarks’ proposal compared to Company A’s proposal, including that Ozarks’ proposal offered an attractive premium, whereas Company A’s proposal was at a discount to the trading price of C1 shares and the board’s view that Company A was unlikely to materially improve its proposal and that even if Company A were to materially improve its proposal that it would be unlikely that the proposal would be superior to Ozarks’ proposal.”

Under the caption “Background of the Merger”, the fourth full paragraph on page 44 is deleted and replaced with the following:

“During the weeks of September 28, October 5 and October 12 and thereafter, Ozarks, together with its legal advisors, intensified its business, legal and financial due diligence of C1. During this time and also during the week of September 21, Mr. Burgess had high level discussions with representatives of Ozarks with respect to Mr. Burgess’ potential role at Ozarks following completion of the proposed transaction. At various times during these discussions representatives of Ozarks stated that Ozarks would not be willing to proceed with the proposed transaction if Mr. Burgess were not retained. Mr. Burgess regularly updated C1 independent directors regarding these discussions.”

Under the caption “Background of the Merger”, the following sentence is added at the end of the first full paragraph on page 45:

“The independent directors also discussed the potential impact of a change of control or bonus payment to Mr. Burgess on C1’s net book value for purposes of the purchase price adjustment included in Ozarks’ September 23 proposal.”

Under the caption “Background of the Merger”, the sixth paragraph on page 45 (running from page 45 to 46) is deleted and replaced with the following:

“On October 16, 2015, the C1 board held a special meeting to discuss the status of discussions with Ozarks. At the invitation of the C1 board, representatives from Davis Polk and Shutts were present. Davis Polk reviewed with the C1 board the directors’ fiduciary duties and other legal matters relating to the consideration of a possible strategic transaction. The C1 board and its advisors discussed that Ozarks was not willing to proceed with the proposed transaction unless C1 disposed of the Brazilian loans. The C1 board and its advisors considered and discussed that if it were to conduct a pre-signing fulsome marketing process for the Brazilian loans, which would be reasonably likely to maximize the value of the Brazilian loans, this would considerably delay execution of the proposed transaction with Ozarks and could jeopardize the proposed transaction with Ozarks altogether. The board and its advisors discussed that Mr. Lima was willing, in order to facilitate the proposed transaction, to agree or to cause one of his affiliates to agree to purchase the Brazilian loans on a standby basis as described above. The C1 board and its advisors discussed that, as an alternative to conducting a pre-signing marketing process, C1 could agree to sell the loans to Mr. Lima on a standby basis and between signing and closing, a committee of independent directors could engage an independent broker and seek to find a buyer for the Brazilian loans who might be willing to pay more for them than the amount agreed to in principle by Mr. Lima. The C1 board and its advisors also discussed the fact that Ozarks had agreed that if such loans were sold for an amount in excess of the standby purchase price, the aggregate purchase price for the proposed transaction would be increased on an after-tax, dollar-for dollar basis. During the meeting Mr. Burgess also noted that he received an inquiry from a broker the previous week regarding a sale of C1. The C1 board agreed that based on the identity of the broker and the nature of the inquiry that the inquiry was not reasonably likely to lead to a superior transaction compared to the proposed transaction with Ozarks. While the C1 board made no decision with respect to the potential sale of C1 to Ozarks, it authorized Mr. Burgess to execute an extension of the exclusivity period until November 2, 2015 and authorized continuing discussions and negotiations with Ozarks. The C1 independent directors then met in executive session and after discussion approved the actions taken by the C1 board.”

Under the caption “Background of the Merger”, the following sentence is added at the end of the fifth full paragraph on page 46:

“Sandler O’Neill noted that it had provided advice to companies which Ozarks had acquired or agreed to acquire, and that it had acted as financial advisor to C&S.”

Under the caption “Background of the Merger”, the following paragraph is added at the end of the fourth full paragraph on page 47:

“During the meeting Mr. Burgess also noted that he received an inquiry from an analyst suggesting that he reach out to the analyst if C1 were interested in talking about growth or an exit. The C1 board discussed the inquiry and agreed that based on the identity of the analyst and the nature of the inquiry that the inquiry was not reasonably likely to lead to a superior transaction compared to the proposed transaction with Ozarks.”

Under the caption “Background of the Merger”, the following sentence is added at the end of the fifth sentence of the fifth paragraph on page 47:

“The C1 board also discussed Mr. Burgess’ entry into a change of control agreement with C1 and his proposed entry into a retention and non-compete agreement with Ozarks Bank.”

Under the caption “Opinion of C1’s Financial Advisor”, the last sentence of the first full paragraph on page 57 is deleted and replaced with the following:

“The table below sets forth the data for C1 and the C1 Peer Group.”

Under the caption “Opinion of C1’s Financial Advisor”, the table after the first full paragraph on page 57 is deleted and replaced with the following:

Company	City, State	Ticker	Total Assets ($mm)	Capital Position			Last Twelve Months Profitability		Asset Quality	Valuation
										Tang. Book Value (%)	Price			Current Dividend Yield (%)	Market Value ($mm)
				Tangible Common Equity to Tangible Assets (%)	Leverage Ratio (%)	Total Risk Based Capital Ratio (%)	Return on Average Assets (%)	Return on Average Equity (%)	Non- Performing Assets¹/ Total Assets (%)		Last Twelve Months Earnings Per Share (x)	2015 Estimated Earnings Per Share (x)	2016 Estimated Earnings Per Share (x)
CenterState Banks, Inc.	Davenport, FL	CSFL	3,933	10.13	10.60	15.80	0.94	7.84	0.92	180	19.6	17.9	14.9	0.5	702
City Holding Company	Charleston, WV	CHCO	3,505	10.14	10.71	15.95	1.57	13.54	1.44	225	14.2	16.9	16.3	3.3	782
Fidelity Southern Corporation	Atlanta, GA	LION	3,499	8.36	9.41	13.37	1.25	14.47	1.59	172	12.9	12.3	12.8	1.8	503
First Bancorp	Southern Pines, NC	FBNC	3,273	8.27	11.31	16.00	0.85	7.07	2.47	147	15.1	15.1	14.5	1.6	391
First Community Bancshares, Inc.	Bluefield, VA	FCBC	2,478	10.05	10.37	16.01	0.93	6.90	1.46	156	16.0	15.2	14.4	2.8	369
CommunityOne Bancorp	Charlotte, NC	COB	2,353	11.40	8.43	14.28	NM	NM	2.34	125	NM	30.9	24.3	0.0	334
Stonegate Bank	Pompano Beach, FL	SGBK	2,312	9.77	10.00	11.50	1.09	9.13	0.80	190	17.7	17.0	15.5	1.0	420
Franklin Financial Network, Inc.	Franklin, TN	FSB	2,003	8.35	8.67	12.07	0.92	9.41	0.07	189	20.6	18.9	13.1	0.0	315
WashingtonFirst Bankshares, Inc.	Reston, VA	WFBI	1,599	8.34	9.66	11.76	0.80	8.49	0.78	162	17.5	NA	NA	1.0	178
American National Bankshares Inc.	Danville, VA	AMNB	1,512	10.18	11.85	16.95	0.90	6.99	0.47	152	16.7	15.0	14.3	3.5	227
Bear State Financial, Inc.	Little Rock, AR	BSF	1,471	10.16	9.83	12.94	0.86	7.41	1.32	230	25.8	NA	NA	0.0	335
C&F Financial Corporation	West Point, VA	CFFI	1,373	8.07	9.60	14.68	0.94	10.10	0.69	120	10.4	NA	NA	3.1	131
Carolina Financial Corporation	Charleston, SC	CARO	1,330	7.63	8.67	13.03	1.01	12.91	1.36	144	11.4	10.1	10.0	0.8	146
Premier Financial Bancorp, Inc.	Huntington, WV	PFBI	1,263	9.04	9.05	13.73	1.02	8.71	1.95	114	10.4	NA	NA	3.9	127
Southern First Bancshares, Inc.	Greenville, SC	SFST	1,174	7.76	9.09	11.93	0.87	10.75	1.45	155	16.1	15.1	13.6	0.0	141
National Bankshares, Inc.	Blacksburg, VA	NKSH	1,144	14.76	14.91	24.71	1.43	9.69	1.68	145	14.8	NA	NA	3.5	243
First Bancshares, Inc.	Hattiesburg, MS	FBMS	1,138	6.23	8.43	12.27	0.77	8.85	1.22	129	11.2	NA	NA	0.9	90
Monarch Financial Holdings, Inc.	Chesapeake, VA	MNRK	1,122	10.28	10.90	14.11	1.19	11.67	0.38	126	11.5	11.6	11.2	2.7	146

Company	City, State	Ticker	Total Assets ($mm)	Capital Position			Last Twelve Months Profitability		Asset Quality	Valuation
										Tang. Book Value (%)	Price			Current Dividend Yield (%)	Market Value ($mm)
				Tangible Common Equity to Tangible Assets (%)	Leverage Ratio (%)	Total Risk Based Capital Ratio (%)	Return on Average Assets (%)	Return on Average Equity (%)	Non- Performing Assets¹/ Total Assets (%)		Last Twelve Months Earnings Per Share (x)	2015 Estimated Earnings Per Share (x)	2016 Estimated Earnings Per Share (x)
Access National Corporation	Reston, VA	ANCX	1,118	9.50	9.33	12.35	1.40	14.71	0.88	215	15.2	15.1	15.8	2.8	228
Peoples Bancorp of North Carolina, Inc.	Newton, NC	PEBK	1,037	9.92	11.19	16.33	0.89	9.17	1.08	101	11.4	NA	NA	1.7	104
Southern National Bancorp of Virginia, Inc.	McLean, VA	SONA	1,018	10.80	11.38	14.86	0.94	7.64	1.42	128	15.9	15.9	15.2	2.8	139
Live Oak Bancshares, Inc.	Wilmington, NC	LOB	1,013	19.15	19.07	25.21	2.16	16.14	0.60	257	25.6	27.6	18.3	0.8	430
		High	3,933	19.15	19.07	25.21	2.16	16.14	2.47	257	25.8	30.9	24.3	3.9	782
		Low	1,013	6.23	8.43	11.50	0.77	6.90	0.07	101	10.4	10.1	10.0	0.0	90
		Mean	1,849	9.92	10.57	14.99	1.08	10.08	1.20	162	15.7	17.0	14.9	1.7	295
		Median	1,422	9.85	9.92	14.20	0.94	9.17	1.27	154	15.2	15.2	14.5	1.7	236
C1		—	1,712	11.60	11.79	14.04	0.89	7.44	2.58	168	23.5	21.5	14.7	0.0	333

Under the caption “Opinion of C1’s Financial Advisor”, the last sentence of the first full paragraph on page 58 is deleted and replaced with the following:

“The table below sets forth the data for Ozarks and the Ozarks Peer Group.”

Under the caption “Opinion of C1’s Financial Advisor”, the table after the first full paragraph on page 58 is deleted and replaced with the following:

Company	City, State	Ticker	Total Assets ($mm)	Capital Position			Last Twelve Months Profitability		Asset Quality	Valuation
										Tang Book Value (%)	Price			Current Dividend Yield (%)	Market Value
				Tangible Common Equity to Tangible Assets (%)	Leverage Ratio (%)	Total Risk- Based Capital Ratio (%)	Return on Average Assets (%)	Return on Average Equity (%)	Non-Performing Assets¹/ Total Assets (%)		Last Twelve Months Earnings Per Share (x)	2015 Estimated Earnings Per Share (x)	2016 Estimated Earnings Per Share (x)
Western Alliance Bancorporation	Phoenix, AZ	WAL	13,956	8.85	9.90	12.10	1.52	14.80	1.33	324	20.4	19.4	16.5	0.0	3,917
Cathay General Bancorp	Los Angeles, CA	CATY	12,750	11.65	12.24	15.25	1.34	9.39	1.47	203	17.9	17.3	16.3	1.6	2,778
Flagstar Bancorp, Inc.	Troy, MI	FBC	12,519	9.88	11.65	21.64	1.21	9.39	1.53	105	12.3	10.4	10.9	0.0	1,299
Hilltop Holdings Inc.	Dallas, TX	HTH	12,389	11.63	12.01	19.29	1.99	13.84	0.27	160	10.2	14.7	13.0	0.0	2,254
Glacier Bancorp, Inc.	Kalispell, MT	GBCI	8,764	10.82	12.45	17.99	1.37	10.84	1.65	240	19.5	19.2	17.9	2.6	2,259
First Interstate BancSystem, Inc.	Billings, MT	FIBK	8,605	8.62	10.13	15.25	1.01	9.43	1.06	188	16.0	15.8	14.0	2.7	652
Pinnacle Financial Partners, Inc.	Nashville, TN	PNFP	8,545	8.60	10.00	11.40	1.36	10.18	0.52	332	23.6	22.4	18.9	0.8	2,318

Company	City, State	Ticker	Total Assets ($mm)	Capital Position			Last Twelve Months Profitability		Asset Quality	Valuation
										Tang Book Value (%)	Price			Current Dividend Yield (%)	Market Value
				Tangible Common Equity to Tangible Assets (%)	Leverage Ratio (%)	Total Risk- Based Capital Ratio (%)	Return on Average Assets (%)	Return on Average Equity (%)	Non-Performing Assets¹/ Total Assets (%)		Last Twelve Months Earnings Per Share (x)	2015 Estimated Earnings Per Share (x)	2016 Estimated Earnings Per Share (x)
Home BancShares, Inc.	Conway, AR	HOMB	8,516	9.17	10.37	12.49	1.69	12.64	0.97	417	24.0	22.6	19.4	1.3	3,224
South State Corporation	Columbia, SC	SSB	8,500	8.14	9.30	13.30	1.18	9.44	0.71	297	20.5	19.5	17.7	1.3	1,958
Community Bank System, Inc.	De Witt, NY	CBU	7,997	8.68	10.09	18.65	1.23	9.38	0.36	266	18.8	18.4	18.4	2.9	1,762
First Financial Bancorp.	Cincinnati, OH	FFBC	7,881	7.85	8.58	13.37	1.01	9.28	0.84	212	17.3	16.8	14.8	3.1	1,277
CVB Financial Corp.	Ontario, CA	CVBF	7,626	11.18	11.12	18.45	1.28	10.75	0.99	235	20.7	20.4	17.8	2.6	1,986
BBCN Bancorp, Inc.	Los Angeles, CA	BBCN	7,583	10.99	11.76	14.05	1.27	10.28	1.57	176	15.6	15.5	15.1	2.4	1,448
Park National Corporation	Newark, OH	PRK	7,300	8.90	9.06	14.75	1.16	11.97	1.76	230	17.6	18.3	17.1	3.9	1,480
First Financial Bankshares, Inc.	Abilene, TX	FFIN	6,468	10.30	9.96	16.78	1.63	13.84	0.35	365	23.9	22.8	21.0	1.8	2,380
BancFirst Corporation	Oklahoma City, OK	BANF	6,406	9.33	9.45	15.61	1.02	10.59	0.84	171	15.6	15.5	15.5	2.2	1,013
BofI Holding, Inc.	San Diego, CA	BOFI	6,260	9.16	9.75	16.55	1.64	18.39	0.50	279	17.7	14.1	12.2	0.0	1,606
S&T Bancorp, Inc.	Indiana, PA	STBA	6,215	8.27	8.94	11.58	1.14	9.10	0.81	242	17.3	16.8	15.1	2.2	1,182
First Merchants Corporation	Muncie, IN	FRME	6,190	9.17	10.25	14.85	1.12	9.00	0.83	189	15.5	15.3	14.5	1.6	1,035
Eagle Bancorp, Inc.	Bethesda, MD	EGBN	5,889	10.34	11.93	13.77	1.43	11.11	0.68	294	22.0	20.9	19.3	0.0	1,718
Tompkins Financial Corporation	Ithaca, NY	TMP	5,595	7.51	8.89	13.29	1.07	11.43	0.47	210	15.3	16.5	15.8	3.0	864
1st Source Corporation	South Bend, IN	SRCE	5,106	11.04	12.23	15.08	1.18	9.27	0.68	160	15.6	15.7	15.2	2.1	889
WSFS Financial Corporation	Wilmington, DE	WSFS	5,068	8.84	10.81	13.80	1.07	10.43	0.81	211	18.4	17.5	15.8	0.7	919
Westamerica Bancorporation	San Rafael, CA	WABC	5,001	8.23	8.06	13.39	1.17	11.44	0.63	316	21.5	21.6	21.3	3.1	1,267
		High	13,956	11.65	12.45	21.64	1.99	18.39	1.76	417	24.0	22.8	21.3	3.9	3,917
		Low	5,001	7.51	8.06	11.40	1.01	9.00	0.27	105	10.2	10.4	10.9	0.0	652
		Mean	7,964	9.46	10.37	15.11	1.30	11.09	0.90	243	18.2	17.8	16.4	1.8	1,729
		Median	7,605	9.16	10.11	14.80	1.22	10.51	0.82	233	17.8	17.4	16.1	1.9	1,543
Ozarks		—	9,329	12.62	14.30	12.18	2.10	15.02	0.41	404	27.5	25.8	21.2	1.1	4,682

Under the caption “Opinion of C1’s Financial Advisor”, the second sentence of the second full paragraph on page 58 is deleted and replaced with the following:

“Sandler O’Neill relied on publicly available analyst earnings per share estimates for the years ending December 31, 2015 through December 31, 2017 and an estimated long term earnings growth rate for the years thereafter of 15% because the senior management of C1 indicated that the C1 2015 Management Projections (as described in the section titled “The Merger—Certain Financial Projections”) were outdated and that the publicly available analyst earnings per share estimates for the years ending December 31, 2015 through December 31, 2017 and a 15% long term earnings growth rate for the period thereafter represented reasonable projections for future earnings performance of C1 given, among other things, C1’s recent operating trends. This net present value analysis resulted in financial projections for C1 for each of the years ending December 31, 2015 through December 31, 2019, which are referred to as the “Extrapolated Analyst Projections for C1”.”

Under the caption “Opinion of C1’s Financial Advisor”, the third sentence of the third full paragraph on page 59 (running from page 59 to 60) is deleted and replaced with the following:

“Since C1 common stock had an average daily trading volume of less than 23,000 shares per day over the twelve month period ending November 6, 2015, and a market cap of approximately $333.3 million as of November 6, 2015, Sandler O’Neill determined, consistent with the Duff & Phelps valuation handbook, that it was prudent to use a Duff & Phelps size premium in absence of a beta since C1 common stock was relatively illiquid.”

Under the caption “Opinion of C1’s Financial Advisor” the following sentence is added at the end of the second full paragraph on page 61:

“Because this formulation uses a two-year beta it does use a size premium.”

Under the caption “Opinion of C1’s Financial Advisor”, the second sentence of the first full paragraph on page 62 is deleted and replaced with the following:

“Sandler O’Neill also reviewed the following seller information: tangible common equity to tangible assets, last twelve months’ return on average assets and non-performing assets to total assets. Sandler O’Neill then compared the indicated metrics for the merger to the high, mean, median and low metrics for the Regional Precedent Transactions group.”

Under the caption “Opinion of C1’s Financial Advisor”, the table, and its footnotes, after the first full paragraph on page 62 is deleted and replaced with the following:

Acquiror	State	Target	State	Announce Date	Transaction Information:							Seller Information
					Deal Value ($mm)	Price to:			Core Deposit Premium¹ (%)	2-Day Market Premium (%)	Total Assets ($mm)
						Last Twelve Months Earnings (x)	Estimated Earnings Per Share (x)	Tangible Book Value (%)				Tangible Common Equity to Tangible Assets (%)	Last Twelve Months Return on Average Assets (%)	Non- Performing Assets / Assets (%)
Bank of the Ozarks, Inc.	AR	Community & Southern Holdings, Inc.	GA	10/19/2015	799.5	47.4	—	198.7	18.26	—	3,790	0.0	0.00	1.2
Yadkin Financial Corporation	NC	NewBridge Bancorp	NC	10/13/2015	445.8	22.6	19.5	195.3	13.14	27.6	2,779	8.2	0.75	0.3
Valley National Bancorp	NJ	CNLBancshares, Inc.	FL	5/27/2015	208.1	22.2	—	169.3	8.15	72.1	1,365	6.8	0.58	2.7
United Community Banks, Inc.	GA	Palmetto Bancshares, Inc.	SC	4/22/2015	237.6	25.1	22.4	176.4	12.15	(4.5)	1,119	11.9	0.85	3.0
Pinnacle Financial Partners, Inc.	TN	CapitalMark Bank & Trust	TN	4/7/2015	187.2	25.4	—	243.0	18.43	—	930	8.3	0.83	1.1
Atlantic Capital Bancshares, Inc.	GA	First Security Group, Inc.	TN	3/25/2015	159.0	53.0	—	175.4	9.89	—	1,059	8.6	0.29	0.8

Acquiror	State	Target	State	Announce Date	Transaction Information:							Seller Information
					Deal Value ($mm)	Price to:			Core Deposit Premium¹ (%)	2-Day Market Premium (%)	Total Assets ($mm)
						Last Twelve Months Earnings (x)	Estimated Earnings Per Share (x)	Tangible Book Value (%)				Tangible Common Equity to Tangible Assets (%)	Last Twelve Months Return on Average Assets (%)	Non- Performing Assets / Assets (%)
PacWest Bancorp	CA	Square 1 Financial, Inc.	NC	3/2/2015	847.4	23.3	22.2	262.5	19.75	(0.8)	3,095	9.8	1.25	0.6
Renasant Corporation	MS	Heritage Financial Group, Inc.	GA	12/10/2014	254.4	24.6	24.0	172.1	10.90	28.7	1,756	8.4	0.60	0.9
IBERIABANK Corporation	LA	Georgia Commerce Bancshares, Inc.	GA	12/8/2014	194.8	36.3	—	208.7	14.57	—	1,005	9.4	0.59	1.9
IBERIABANK Corporation	LA	Old Florida Bancshares, Inc.	FL	10/27/2014	259.1	25.4	—	195.8	11.27	—	1,352	9.8	0.84	1.2
Eagle Bancorp, Inc.	MD	Virginia Heritage Bank	VA	6/9/2014	182.9	18.1	—	205.7	21.03	32.4	917	9.3	1.08	0.3
Valley National Bancorp	NJ	1st United Bancorp, Inc.	FL	5/8/2014	312.8	36.1	23.4	178.2	11.51	19.8	1,738	10.0	0.47	1.7
Simmons First National Corporation	AR	Community First Bancshares, Inc.	TN	5/6/2014	243.4	11.9	—	180.0	10.08	—	1,937	7.0	1.10	0.7
Bank of the Ozarks, Inc.	AR	Summit Bancorp, Inc.	AR	1/30/2014	216.0	15.8	—	160.1	10.80	—	1,209	11.2	1.16	1.5
CenterState Banks, Inc.	FL	First Southern Bancorp, Inc.	FL	1/29/2014	190.4	NM	—	112.3	2.76	(15.4)	1,088	13.1	NM	1.2
Yadkin Financial Corporation	NC	VantageSouth Bancshares, Inc.	NC	1/27/2014	298.8	53.1	16.9	147.6	7.46	7.8	2,046	7.7	0.37	1.2
				High	847.4	53.1	24.0	262.5	21.03	72.1	3,095	13.1	1.25	3.0
				Low	159.0	11.9	16.9	112.3	2.76	(15.4)	917	6.8	0.29	0.3
				Mean	282.5	28.1	21.4	185.5	12.13	18.6	1,560	9.3	0.77	1.3
				Median	237.6	24.9	22.3	178.2	11.27	19.8	1,352	9.3	0.79	1.2
				C1 Multiples at $25.00
						402.5	28.4	22.9	202.7	18.77	20.82
											34.03

(1)	Core deposits defined as total deposits less certificates of deposit greater than $100,000.
(2)	Market premium as of November 6, 2015.
(3)	Market premium to C1’s closing price on October 1, 2015, the day prior to the date a news publication published a story stating that C1 was for sale.

Under the caption “Opinion of C1’s Financial Advisor”, the second sentence of the first full paragraph on page 63 is deleted and replaced with the following:

“Sandler O’Neill also reviewed the following seller information: tangible common equity to tangible assets, last twelve months’ return on average assets and non-performing assets to total assets. Sandler O’Neill then compared the indicated metrics for the merger to the high, mean, median and low metrics for the Nationwide Precedent Transactions group.”

Under the caption “Opinion of C1’s Financial Advisor”, the table, and its footnotes, after the first full paragraph on page 63 is deleted and replaced with the following:

Acquiror	State	Target	State	Announce Date	Transaction Information:							Seller Information
					Deal Value ($mm)	Price to:			Core Deposit Premium¹ (%)	2-Day Market Premium (%)	Total Assets ($mm)
						Last Twelve Months Earnings (x)	Estimated Earnings Per Share (x)	Tangible Book Value (%)				Tangible Common Equity to Tangible Assets (%)	Last Twelve Months Return on Average Assets (%)	Non- Performing Assets / Assets (%)
Bank of the Ozarks, Inc.	AR	Community & Southern Holdings, Inc.	GA	10/19/2015	799.5	47.4	—	198.7	18.26	—	3,790	0.0	0.5	1.2
Yadkin Financial Corporation	NC	NewBridge Bancorp	NC	10/13/2015	445.8	22.6	19.5	195.3	13.14	27.6	2,779	8.2	0.7	0.3
F.N.B. Corporation	PA	Metro Bancorp, Inc.	PA	8/4/2015	473.5	22.7	19.6	172.3	9.37	33.7	3,001	8.9	0.7	1.7
Western Alliance Bancorporation	AZ	Bridge Capital Holdings	CA	3/9/2015	423.9	23.0	19.4	222.1	15.58	19.3	1,814	10.3	1.1	0.9
PacWest Bancorp	CA	Square 1 Financial, Inc.	NC	3/2/2015	847.4	23.3	22.2	262.5	19.75	(0.8)	3,095	9.8	1.3	0.6
Sterling Bancorp	NY	Hudson Valley Holding Corp.	NY	11/5/2014	538.2	NM	44.0	188.0	9.40	18.4	3,120	9.2	NM	1.5
Banner Corporation	WA	Starbuck Bancshares, Inc.	WA	11/5/2014	701.6	37.5	—	147.9	7.84	—	4,087	11.7	0.9	0.7
BB&T Corporation	NC	Bank of Kentucky Financial Corporation	KY	9/8/2014	367.4	17.4	18.4	216.3	13.58	30.4	1,858	9.2	1.1	1.6
Valley National Bancorp	NJ	1st United Bancorp, Inc.	FL	5/8/2014	312.8	36.1	23.4	178.2	11.51	19.8	1,738	10.0	0.5	1.7
Southside Bancshares, Inc.	TX	OmniAmerican Bancorp, Inc.	TX	4/29/2014	313.9	43.6	32.5	147.1	15.66	17.0	1,391	14.9	0.5	1.0
ViewPoint Financial Group, Inc.	TX	LegacyTexas Group, Inc.	TX	11/25/2013	300.4	17.0	—	238.7	14.72	—	1,712	7.3	1.6	1.2
Rockville Financial, Inc.	CT	United Financial Bancorp, Inc.	MA	11/15/2013	370.7	48.5	19.6	140.3	7.21	13.8	2,491	10.6	0.4	0.8
MB Financial, Inc.	IL	Taylor Capital Group, Inc.	IL	7/15/2013	658.8	11.3	14.0	181.7	9.34	26.9	5,901	6.0	1.3	1.9
Prosperity Bancshares, Inc.	TX	FVNB Corp.	TX	7/1/2013	379.8	17.8	—	257.9	12.07	—	2,411	6.2	1.0	0.6
Union First Market Bankshares Corporation	VA	StellarOne Corporation	VA	6/10/2013	444.5	19.9	18.8	141.7	5.97	21.6	3,014	10.7	0.8	2.0
Banco de Credito e Inversiones SA	—	CM Florida Holdings, Inc.	FL	5/24/2013	881.0	14.5	—	190.9	13.78	—	4,609	11.0	1.4	1.0
Provident New York Bancorp	NY	Sterling Bancorp	NY	4/4/2013	343.1	17.1	15.4	168.0	8.06	11.4	2,751	7.5	0.8	0.5
United Bankshares, Inc.	WV	Virginia Commerce Bancorp, Inc.	VA	1/30/2013	467.4	21.0	16.8	183.2	11.79	17.6	2,824	8.7	1.0	3.3

Acquiror	State	Target	State	Announce Date	Transaction Information:							Seller Information
					Deal Value ($mm)	Price to:			Core Deposit Premium¹ (%)	2-Day Market Premium (%)	Total Assets ($mm)
						Last Twelve Months Earnings (x)	Estimated Earnings Per Share (x)	Tangible Book Value (%)				Tangible Common Equity to Tangible Assets (%)	Last Twelve Months Return on Average Assets (%)	Non- Performing Assets / Assets (%)
				High	881.0	48.5	44.0	262.5	19.75	33.7	5,901	14.9	1.6	3.3
				Low	300.4	11.3	14.0	140.3	5.97	(0.8)	1,391	6.0	NM	0.3
				Mean	486.5	24.6	21.8	190.1	11.69	19.7	2,859	9.4	0.9	1.2
				Median	444.5	21.8	19.5	183.2	11.79	19.3	2,779	9.2	0.9	1.0
				C1 Multiples at $25.00
					402.5	28.4	22.9	202.7		18.77	20.82
											34.03

(1)	Core deposits defined as total deposits less certificates of deposit greater than $100,000.
(2)	Market premium as of November 6, 2015.
(3)	Market premium to C1’s closing price on October 1, 2015, the day prior to the date a news publication published a story stating that C1 was for sale.

Under the caption “Certain Financial Projections”, the two tables after the first sentence on page 66 are deleted and replaced with the following:

C1 2015 Management Projections Prepared in Early 2015
(Net income, total  gross loans, allowance for loan losses, total net loans, total assets and total deposits in thousands)

As of and For Year Ended December 31,

	2015	2016	2017
Net Income	$15,959	$23,223	$32,114
Earnings Per Share	$0.991	$1.442	$1.995
Total Loans, Gross	$1,487,370	$1,824,554	$2,201,828
Allowance for Loan Losses	$(6,781)	$(8,278)	$(9,824)
Total Loans, Net	$1,480,589	$1,816,276	$2,192,003
Total Assets	$1,798,095	$2,163,878	$2,574,053
Total Deposits	$1,357,564	$1,662,124	$1,987,185
Net Interest Margin	4.59%	4.56%	4.55%
Efficiency Ratio	62.95%	56.21%	50.07%
Total capital to risk-weighted assets	13.42%	12.49%	12.03%
Tier 1 Capital to Average Assets	11.53%	10.66%	10.23%
Return on Average Assets	0.97%	1.17%	1.37%
Return on Average Equity	8.21%	10.84%	13.33%
Nonperforming Assets (as % of Total Assets)	2.64%	1.89%	1.38%

C1 2015 Management Projections Prepared in Summer 2015
(Net income, tangible  common equity, provision for loan losses, total net loans, total assets and total deposits in thousands)

As of and For Year Ended December 31,

	2015	2016	2017
Net Income	$17,570	$22,768	$31,570
Earnings Per Share	$1.09	$1.41	$1.96
Tangible Book Value Per Share	$12.62	$14.05	$16.02
Tangible Common Equity	$203,261	$226,229	$257,942
Total Loans, Net	$1,478,613	$1,813,801	$2,189,353
Total Assets	$1,793,950	$2,155,450	$2,561,401
Total Deposits	$1,345,380	$1,651,112	$1,977,492

Under the caption “Certain Financial Projections”, the following paragraphs and table are added at the end of the third table on page 66:

“Efficiency ratio”, which is defined as total noninterest expense divided by the sum of taxable-equivalent net interest income and noninterest income, is not a measure of financial performance recognized by GAAP. Noninterest income is adjusted for nonrecurring gains and losses on sales of securities.

C1 believes that this ratio is important to investors looking for a measure of efficiency in C1’s productivity, measured by the amount of expense required to generate each dollar of revenue; however, C1 acknowledges that non-GAAP financial measures have a number of limitations. As such, you should not view these disclosures as a substitute for results determined in accordance with GAAP, and they are not necessarily comparable to non-GAAP financial measures that other companies use. The following reconciliation table provides a more detailed analysis of efficiency ratio:

	C1 2015 Management Projections Prepared in Early 2015 (Stockholders’ Equity and Shares Outstanding in thousands) As of and For Year Ended December 31,
	2015	2016	2017
Noninterest expense	$47,460	$51,195	$54,664
Taxable-equivalent net interest income	$67,223	$81,984	$99,063
Noninterest income	$8,167	$9,096	$10,105
Gain on sale of securities	$—	$—	$—
Adjusted noninterest income	$8,167	$9,096	$10,105
Efficiency Ratio	62.95%	56.21%	50.07%

Under the caption “The Brazilian Standby Purchase Agreement”, the second and third sentences of the fourth full paragraph on page 86 are deleted and replaced with the following:

“C1 has engaged a broker to market and solicit offers for the Brazilian loans. The broker has confirmed to C1 that in the two years preceding its engagement, the broker has not provided any investment banking or other services to C1, any director of C1, Ozarks, Sandler O’Neill or the standby purchaser, except that in 2015, the broker acted as a loan sale advisor to Ozarks in a transaction unrelated to C1, the merger, or the Brazilian loans.”

Additional Information About the Pending Merger and Where to Find It

This communication is being made in respect of the proposed merger transaction involving Ozarks and C1. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed merger, Ozarks has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (Registration Statement No. 333-208877), including Amendment No. 1 thereto, and a definitive proxy statement/prospectus. The registration statement was declared effective by the SEC on January 29, 2016, and the definitive proxy statement/prospectus has been mailed to C1 shareholders. Ozarks and C1 also plan to file other documents with the SEC regarding the proposed merger transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement/prospectus, as well as other filings containing information about Ozarks and C1 will be available without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, from Ozarks’ website at http://www.bankozarks.com under the Investor Relations tab (in the case of documents filed by Ozarks) and on C1’s website at https://www.c1bank.com (in the case of documents filed by C1).

Ozarks and C1, and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of C1 in respect of the proposed merger transaction. Certain information about the directors and executive officers of C1 is set forth in its Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 19, 2016, its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on March 10, 2015, and its Current Reports on Form 8-K, which were filed with the SEC on July 1, 2015 and September 14, 2015. Certain information about the directors and executive officers of Ozarks is set forth in its Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 19, 2016, its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on March 25, 2015 and its Current Report on Form 8-K, which was filed with the SEC on January 15, 2016. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus and other relevant documents filed with the SEC when they become available.

CAUTION ABOUT FORWARD-LOOKING STATEMENTS

This communication contains certain forward-looking information about Ozarks and C1 that is intended to be covered by the safe harbor for“forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking statements. In some cases, you can identify forward-looking statements by words such as “may”, “hope”, “will”, “should”, “expect”, “plan”, “anticipate”, “intend”, “believe”, “estimate”, “predict”, “potential”, “continue”, “could”, “future” or the negative of those terms or other words of similar meaning. These forward-looking statements include, without limitation, statements relating to the terms and closing of the proposed transaction between Ozarks and C1, the proposed impact of the merger on Ozarks financial results, acceptance by C1’s customers of Ozarks’ products and services, the opportunities to enhance market share in certain markets, market acceptance of Ozarks generally in new markets, and the integration of C1’s operations. You should carefully read forward-looking statements, including statements that contain these words, because they discuss the future expectations or state other “forward-looking” information about C1 and Ozarks. A number of important factors could cause actual results or events to differ materially from those indicated by such forward-looking statements, many of which are beyond the parties’ control, including the parties’ ability to consummate the transaction or satisfy the conditions to the completion of the transaction, including the receipt of shareholder approval, the receipt of regulatory approvals required for the transaction on the terms expected or on the anticipated schedule; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; the possibility that any of the anticipated benefits of the proposed merger will not be realized or will not be realized within the expected time period; the risk that integration of C1’s operations with those of Ozarks will be materially delayed or will be more costly or difficult than expected; the failure of the proposed merger to close for any other reason; the effect of the announcement of the merger on customer relationships and operating results (including, without limitation, difficulties in maintaining relationships with employees or customers); dilution caused by Ozarks issuance of additional shares of its common stock in connection with the merger; the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the diversion of management time on transaction related issues; general competitive, economic, political and market conditions and fluctuations; changes in the regulatory environment; changes in the economy affecting real estate values; C1’s ability to achieve loan and deposit growth; projected population and income growth in C1’s targeted market areas; volatility and direction of market interest rates and a weakening of the economy which could materially impact credit quality trends and the ability to generate loans; and the other factors described in described in Ozarks Annual Report on Form 10-K for the fiscal year ended December 31, 2015 filed with the SEC or C1’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 filed with the SEC. Ozarks and C1 assume no obligation to update the information in this communication, except as otherwise required by law. Readers are cautioned not to place undue reliance on these forward-looking statements, all of which speak only as of the date hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BANK OF THE OZARKS, INC.

Date: February 23, 2016	By:	/s/ Greg McKinney
	Name:	Greg McKinney
	Title:	Chief Financial Officer and Chief Accounting Officer